UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GE HEALTHCARE TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware			001-41528
(State or other jurisdiction of incorporation)			(Commission File Number)

500 W. Monroe Street,	Chicago,	IL	60661
(Address of principal executive offices)			(Zip Code)

Frank Jimenez         (833) 735-1139
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the GE HealthCare Technologies Inc. ("GE HealthCare") 2023 Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.gehealthcare.com/about/sustainability/reports. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

The GE HealthCare 2023 Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit	Description
1.01	GE HealthCare 2023 Conflict Minerals Report, as required by items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GE HealthCare Technologies Inc.
(Registrant)

Date: May 30, 2024	/s/ Frank R. Jimenez
Frank R. Jimenez, General Counsel and Corporate Secretary (authorized signatory)